

pwc

Report of Independent Registered Public Accounting Firm

To the Management of VALIC Financial Advisors, Inc.:

We have reviewed VALIC Financial Advisors, Inc.'s (the "Company") assertions, included in the accompanying VALIC Financial Advisors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 29, 2016

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419-1000, www.pwc.com/us



VALIC Financial Advisors, Inc.
2929 Allen Parkway
Houston, TX 77019

VALIC.com

VALIC Financial Advisors Inc.'s Exemption Report

VALIC Financial Advisors Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) during the period January 1, 2015 to December 31, 2015 without exception.

VALIC Financial Advisors Inc.

I, Cindy Burnette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer
February 29, 2016